

October 20, 2009

Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

> **Re: SMF Energy Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-162243**
> **Filed October 1, 2009**

Dear Mr. Gathright:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You incorporate by reference your Annual Report on Form 10-K for the year ended June 30, 2009. However, Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed. Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your Form 10-K. See Securities Act Forms CD&I 123.01, available at: www.sec.gov. See also Securities Act Rule 411, in particular Rule 411(d).

Selling Stockholders, page 9

2.   Please disclose whether the selling stockholders are brokers or affiliates of a broker or dealer. If a selling stockholder is a broker, please identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services. If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Incorporation of Certain Information by Reference, page 19

3.   Please revise your registration statement to incorporate by reference your current reports on Form 8-K filed on October 1, 2009 and October 16, 2009 in addition to your Part III information referenced in the prior comment. If you file any other Exchange Act reports prior to the effectiveness of your registration statement, such other reports should also be incorporated by reference into your registration statement. See Securities Act Forms CD&I 123.05.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Lee Terry, Jr.
(303) 893-1379